505 Montgomery Street, Suite 2000 San Francisco, California 94111-2562 Tel: (415) 391-0600 Fax: (415) 395-8095 www.lw.com

LATHAM & WATKINS LLP	FIRM / AFFILIATE OFFICES

December 15, 2005	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR and E-MAIL	File No. 025681-0024

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc.

Amendment No. 10 to Registration Statement on Form S-1

File Number: 333-124041

On behalf of Spansion Inc. (the “Company”), we are hereby responding to the comments received by telephone and e-mail on December 14, 2005 from the staff of the Commission (the “Staff”) with respect to the above-referenced registration statement (the “Registration Statement”). The Staff requested information about the materiality of the Company’s assembly and test facility agreement (the “Agreement”) with ChipMOS Technologies Inc. (“ChipMOS”). In addition, the Staff inquired whether there are material risks that may result from amounts payable by the Company to ChipMOS as compensation if the Company does not sufficiently utilize the ChipMOS equipment under the Agreement, and whether there are any material trends that should be disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” or elsewhere in the Registration Statement regarding either a favorable or unfavorable impact on the Company’s expenses to the extent the Company is outsourcing assembly and testing services.

In response to the Staff’s comments, the Company respectfully informs the Staff that while the Company performs most of its own assembly and testing services, it also enters into agreements with third parties to augment and diversify its source of assembly and testing services. While ChipMOS likely considers the Agreement to be material to ChipMOS because the Company may be one of ChipMOS’ largest customers, the Company in no way considers the Agreement to be material to the Company because the guaranteed amounts payable over the three-year term of the Agreement are less than $15 million, and the expenses payable under the Agreement do not present a material risk to the Company because the Company is not required to pay material penalties if the Company does not sufficiently utilize the ChipMOS equipment or otherwise terminates the Agreement.

In addition, the Company confirms to the Staff that disclosure in the Registration Statement of possible trends regarding the Company’s outsourcing of its assembly and testing services is not necessary or beneficial to investors because amounts paid to ChipMOS under the Agreement (and amounts paid to other third-party assembly and testing service providers) are not material in the aggregate and, therefore, the Company believes that the possible savings or potential additional expenses created by outsourcing these services is currently immaterial to the Company.

* * *

Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this letter.

Very truly yours,

/s/    Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP